UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)

BROWNIE’S MARINE GROUP, INC.

(Name of Issuer)

Common Stock - $0.0001 Par Value

(Title of Class of Securities)

115867 202

(CUSIP Number)

ALEXANDER FRASER PURDON

3650 SW 72nd WAY, GAINESVILLE, FLORIDA 32608

(954) 648-7776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

CUSIP No. 115867202                                              13D                                              Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALEXANDER FRASER PURDON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF	7	SOLE VOTING POWER 19,426,862
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 19,426,862
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,862
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.55% (1)
14		TYPE OF REPORTING PERSON IN

(1)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 73,143,351 shares of the Company’s Common Stock outstanding as of June 22, 2015.

CUSIP No. 115867202                                              13D                                              Page 3 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 5 (the “Amendment No. 5”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2014 by Alexander Fraser Purdon (the “Reporting Person”).  Capitalized terms used and not otherwise defined have the respective meanings set forth in the Schedule 13D.

Item 4.

Purpose of Transaction.

Since March 8, 2012, the Issuer has agreed to pay the Reporting Person’s bonus compensation in restricted shares of common stock, in lieu of cash. The number of shares paid is based on the weighted average sale price per share reported on the OTC Markets during the month the bonus was earned.

Item 5.

Interest in Securities of the Issuer.

(a) and (b) As of June 22, 2015, the Reporting Person beneficially owned 19,462,862 shares of Common Stock, constituting to the best of his knowledge, 26.55% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over 19,462,862 of the shares of Common Stock beneficially owned by him. Reference is made to Item 3 above.

(c) Except as otherwise disclosed herein, the Reporting Party has not effected any other transactions in the Common Stock during the past 60 days.

(d) and (e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

CUSIP No. 115867202                                              13D                                              Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2015	By:	/s/ Alexander Fraser Purdon
ALEXANDER FRASER PURDON